Exhibit 99.1

JAB’s Pet Insurance Business to Acquire Global Pet Insurance Operations of Fairfax Financial, Expanding Its Presence in the Fast-Growing Industry

Fairfax Also to Make Significant Investment in JAB’s Latest Consumer Fund, which will Include Pet Insurance as a Core Part of its Portfolio

WASHINGTON and TORONTO – June 20, 2022 -- JAB Holding Company (“JAB”) and Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) today announced a transformational strategic partnership, in which JAB’s pet insurance business has agreed to acquire all of Fairfax’s interests in the Crum & Forster Pet Insurance Group™ (“C&F Pet”) and Pethealth Inc., including all of their worldwide operations. As part of the transaction, Fairfax will also make a $200 million1 investment in JCP V, JAB’s latest consumer fund.

As a result of the transaction, in which Fairfax will receive $1.4 billion in the form of $1.15 billion cash and $250 million in seller notes, JAB’s combined global pet insurance and ecosystem platform will be estimated to have gross written premiums and pet health services revenues of well over $1.2 billion by 2023, insuring more than 2.1 million pets. The pet insurance industry, which has been expanding at a rate of approximately 20% per year on a global basis, is expected to continue to see many years of steady, strong growth, driven by attractive long-term trends in petcare and significant opportunities to expand penetration, especially in the US and Canadian markets which have less than 3% penetration. C&F Pet today insures over 500,000 pets and markets or serves as underwriter for numerous brands, including ASPCA® Pet Health Insurance, 24Petprotect, Hartville Pet Insurance, Spot Insurance Services, Pumpkin Insurance Services and PetCoach, LLC (provider of Petco pet insurance plans) in the United States and Pets Plus Us in Canada. Pethealth provides wellbeing and safety solutions to shelters and pet parents under the 24Pet brand, which includes the 24Petwatch Registry with over 20 million registered pets.

“Fairfax is very happy to partner with Olivier Goudet and JAB Holding Company,” said Prem Watsa, the Founder, Chairman and CEO of Fairfax. ”JAB has had an outstanding track record over the past 10 years and we expect this to continue. While we have sold our pet insurance business to JAB, we will invest $200 million in their JCP V to become their partners. We expect JAB to soon become leaders in pet healthcare and pet insurance globally. We wish them much success.”

“We are extremely excited to partner with Prem and his organization on this transformational transaction, and to welcome them as a partner in our fund,” said Olivier Goudet, Managing Partner and CEO of JAB. “Prem has an incredible multi-decade track record of building great businesses and compounding returns, and we look forward to accelerating the growth of their pet insurance business as part of our focused pure-play pet insurance platform.”

“Today’s transaction is a major milestone for us in our mission to become a global leader in pet insurance and the pet health ecosystem,” said Dirk Beeckman, CEO of JAB’s pet insurance portfolio. “It also significantly advances our mission of providing the leading health and wellbeing ecosystem for pets through the offering of affordable, comprehensive pet products and brands throughout a pet’s lifecycle. C&F Pet‘s long history of disciplined omni-channel underwriting fits perfectly with our culture, and we look forward to working with the team.”

1 All dollar amounts in the news release are expressed in U.S. dollars unless otherwise noted.

“We are extremely proud of what we have built and accomplished together in the animal welfare community and the pet insurance ecosystem,” said Gary McGeddy, President of Crum & Forster A&H. “We are confident that JAB will continue to invest and focus on pets and pet parents while growing their global presence and we are excited about the future and our partnership.”

The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close in the second half of 2022.

About JAB

JAB Holding Company invests in consumer-focused industries with attractive long-term dynamics, including strong growth prospects, attractive margin and cash flow characteristics, and proven resiliency. Together with JAB Consumer Partners, JAB Holding Company is the largest shareholder of Keurig Dr Pepper, a leader in the North American beverage market, and has controlling stakes in JDE Peet’s, the largest pure-play fast-moving consumer goods coffee company in the world; NVA, one of the world’s largest animal care services platforms; Independence Pet Group, a leading provider of pet insurance; Krispy Kreme Doughnut, a global leader in doughnuts and other premium-quality sweet treats; Panera Brands, one of the world’s largest fast casual restaurant companies, which includes Panera Bread, Caribou Coffee and Einstein Bagels; Pret A Manger, a leading company in the ready-to-eat food market; and Espresso House, the largest branded coffee shop chain in Scandinavia. JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns luxury goods company Bally.

About Fairfax

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

About Crum & Forster Pet

For over 20 years, Crum & Forster Pet Insurance Group™ has been committed to helping people get access to reliable and affordable pet insurance plans. From routine exams to unexpected illnesses, our plans are available to pet parents of cats and dogs. Plans are customizable based on individual needs, including coverage levels, policy limits, and deductibles. We pride ourselves on pioneering new advancements in the industry. Crum & Forster Pet Insurance Group is founding member of the North American Pet Health Insurance Association (NAPHIA). Pethealth Inc. offers pet services through two brands 24Pet and VioVet. 24Pet are the experts in lost pet solutions, pet adoptions, animal welfare and shelter support. A family of platforms, services, products, and people, obsessed with pets. From connecting them with loving families, to protecting and helping keep them happy, healthy, and home. VioVet is a UK registered veterinary online pet retailer that offers a variety of pet and horse supplies, including prescription and non-prescription medications, supplements, food, toys and more.

About Independence Pet Group

Independence Pet Group is an integrated, full-stack pet insurance platform indirectly majority owned by JAB Holding Company. It offers a comprehensive range of underwriting options, turnkey partner solutions, and consumer-facing insurance products through its wholly own subsidiary, Independence American Insurance Company, a leading provider of underwriting services to the pet insurance sector with licenses in all 50 states. It also is a majority shareholder in Pet Partners, Inc., which distributes and administers through world-class pet insurance brands AKC Pet Insurance and its worksite brand, PetPartners. PetPartners in turn owns Figo, a leading direct-to-consumer brand which utilizes a highly engaging and mobile friendly Pet Cloud that allows consumers to manage their pet's healthcare, socially engage with fellow pet parents, and easily discover and locate services within the pet ecosystem, and Third Party Pet, providing business services to breeders, pet retailers and their customers ranging from live pet inventory management software, scheduling and facilitating adoptions, micro-chip and registration services and customized pet products.

Media Contacts

JAB: Tom Johnson or Jake Yanulis, Abernathy MacGregor, tbj@abmac.com or jjy@abmac.com

Crum & Forster Pet: Hallie Harenski, Head of Corporate Communications at mediainquiries@cfins.com

Fairfax: John Varnell, Vice President, Corporate Development at (416) 367-4941

Independence Pet Group: Amanda Trcka, Marketing Communications and PR Manager at (203) 231-9975 or atrcka@petpartners.com

Forward Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Particularly, statements about the transaction described above and the terms thereof (including relating to the terms, conditions and the timing for closing of the proposed transaction described above) are forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: failure to complete the transaction described above which is subject to customary conditions; reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by a novel strain of coronavirus (“COVID-19”), and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic; and the failure to complete or realize the anticipated benefits of the transaction described above. Additional risks and uncertainties are described in Fairfax’s most recently issued Annual Report which is available at www.fairfax.ca and in Fairfax’s Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.